UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File No. 001-33580

KEEGAN RESOURCES INC.
(Translation of registrant's name into English)

Suite 600-1199 West Hastings Street, Vancouver, BC  V6E 3T5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Other - Consent of Brian Richard Wolfe, Principal Consultant, Coffey Mining Pty Ltd, dated February 7, 2011
99.2	Other – Consent of Harry Warries, Mining Manager, Coffey Mining Pty Ltd, dated February 7, 2011
99.3	Other - Consent of Christopher GordenWaller, Manager of Studies, Lycopodium Minerals Pty Ltd, dated February 7, 2011
99.4	Other – Certificate of Qualified Person, Brian Richard Wolfe, BSc Hons (Geol), MAusIMM, Post Cert (Geostats), dated February 4, 2011
99.5	Other – Certificate of Qualified Person, Harry Warries, Masters in Mining, AusIMM, SME, dated February 4, 2011

Exhibits
99.6	Other – Certificate of Qualified Person, Christopher Gorden Waller, BAppSc (Applied Chemistry), MAusIMM, dated February 4, 2011
99.7	Other – Esaase Gold Deposit Resource Estimation Update Incorporating the May 2010 Preliminary Economic Assessment, Esaase, Ghana, West Africa, effective December 16, 2010 and amended February 4, 2011
99.8

Technical report (NI 43-101) - Esaase Gold Deposit Resource Estimation Update Incorporating the May 2010 Preliminary Economic Assessment, Esaase, Ghana, West Africa, effective December 16, 2010 and amended February 4, 2011

99.9	Consent of Qualified Person, Brian Richard Wolfe, BSc Hons (Geol), MAusIMM, Post Cert (Geostats), dated February 7, 2011
99.10	Consent of Qualified Person, Christopher Gorden Waller, BAppSc (Applied Chemistry), MAusIMM, dated February 7, 2011
99.11	Consent of Qualified Person, Harry Warries, Masters in Mining, AusIMM, SME, dated February 7, 2011
99.12	Certificate of Qualified Person, Brian Richard Wolfe, BSc Hons (Geol), MAusIMM, Post Cert (Geostats), dated February 4, 2011
99.13	Certificate of Qualified Person, Christopher Gorden Waller, BAppSc (Applied Chemistry), MAusIMM, dated February 4, 2011
99.14	Certificate of Qualified Person, Harry Warries, Masters in Mining, AusIMM, SME, dated February 4, 2011
99.15	Final Short Form Prospectus dated February 11, 2011
99.16	Consent letter of other expert (NI 44-101) – Christopher Waller, MAusIMM, dated February 11, 2011
99.17	Consent letter of other expert (NI 44-101) – Harry Warries, MAusIMM, dated February 11, 2011
99.18	Consent letter of other expert (NI 44-101) – Brian Wolfe, MAusIMM, dated February 11, 2011
99.19	Consent letter of underwriters’ legal counsel (NI 44-101) – Blake, Cassels & Graydon LLP, dated February 11, 2011
99.20	Consent letter of issuer’s legal counsel (NI 44-101) – McMillan LLP, dated February 11, 2011
99.21	Consent letter of auditor (NI 44-101) – BDO Canada LLP, dated February 11, 2011
99.22	Decision Document (Final) of the British Columbia Securities Commission, dated February 11, 2011
99.23	Condensed interim consolidated financial statements for the three and nine months ended December, 2010 and 2009 (unaudited)
99.24	Management Discussion and Analysis – Three and nine months ended December 31, 2010 and 2009
99.25	CEO certification of interim filings

Exhibits
99.26	CFO certification of interim filings
99.27	News release dated February 17, 2011
99.28	Material change report dated February 21, 2011
99.29

Underwriting Agreement between Keegan Resources Inc., Canaccord Genuity Corp., Clarus Securities Inc., Dundee Securities Corp., BMO Nesbitt Burns Inc.  and CIBC World Markets Inc., dated January24, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEEGAN RESOURCES INC.

Date:  January 24, 2013

By:	/s/ Greg McCunn
Greg McCunn
Chief Financial Officer